Mail Stop 6010

									September 8, 2005


W. Ross C. Corace
Chief Executive Officer
MailTec, Inc.
469 S. Cherry Street - #207
Denver, CO  80246


Re:  	MailTec, Inc.
Form SB-2 Registration Statement
	File No. 333-127347


Dear Mr. Corace:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. You indicate on the cover page and elsewhere in the document that
Oakwood Enterprises, Inc. is an unaffiliated Nevada corporation. However, Nevada public records show a company called Oakwood Enterprise, Inc. and another company called Oakwood Enterprises Corp.
The records also show that the registration of the first company has
been "permanently revoked" and the registration of the second company
was "revoked" October 10, 2000.  W. Ross C. Corace, the
registrant`s
CEO, is identified as the president of these companies. It thus appears that Oakwood is an affiliated, rather than an unaffiliated
entity.   Also, If Oakwood`s registration has been revoked, it is
unclear to us how that company could currently have shareholders,
or
what legal authority the directors and principal shareholders have to
take actions on behalf of Oakwood.   Please delete the references
describing Oakwood and Mailtec as unaffiliated companies. Please identify the directors and principal shareholders of Oakwood and clarify the status of Oakwood with the State of Nevada. Also, explain the legal basis underlying the actions taken by Oakwood`s directors and principal shareholders if it is not a registered corporation, and describe the relationships between the two companies. We may have additional comments.

2. Rule 415 requires that the offering of the securities being registered for sale by the company begin promptly and be continuous.
Please tell us, and disclose in the document`s Plan of Distribution section, how you will comply with this requirement.

3. We note your intention to continue this offering through December
31, 2006 and the selling security holder`s intention to continue his offering through December 31, 2007. Please refer to Item 512(a) of
Regulation S-B and Section 10(a)(3) of the Securities Act which govern your ongoing obligation to update the information in your registration statement. You will need to file a post-effective amendment at least once each year to satisfy your Section 10(a)(3) updating requirement. You may include the quarterly results set forth in each Form 10-QSB in your registration statement by means of a sticker so long as such information does not constitute a fundamental change in the information set forth or included in the registration statement.

4. Although you currently have no operations and no employees, a good deal of the disclosure in this document is written as if you are an operating business. For example, in risk factor no. 11 you say that
"in some countries where we operate..." and "in many countries, we face vigorous competition from government-owned or sponsored postal services." This is inappropriate. Please revise the entire document to eliminate any suggestions that you are an operating business and clearly indicate that you are discussing what you hope to do in the future.

5. When you file your first amendment, please include page numbers in the filing. Also, use bold face type, underlining or some other method that clearly distinguishes headings, subheadings and narrative disclosure from each other.

 Prospectus Cover Page

6. Please limit the information presented on the cover page to the information specified in Item 501(a) of Regulation S-B. You must also limit the cover page to a single page.

7. Please replace the reference to "the selling security holder" with the name of that person and identify his position with the company.

8. Please revise the cross reference to the risk factor section so that it is in bold face type and stands apart from the other information on the page.

Prospectus Summary

9. The information in your summary is too vague too be meaningful to a potential investor. The disclosure should clearly state that you have not yet begun operating. Please expand it to explain more specifically what you intend to do. Also disclose whether you have yet lined up any customers. If you have, identify them. If you have not, briefly discuss what steps you will need to take before you will be ready to seek customers and how long you estimate it may take to accomplish those steps.

10. You use terms in the summary that are not likely to be familiar to investors not involved in your industry. Please explain, at the first place you use the terms, what "bulk mail expediting" consists of, what a secured mailing facility is, and what "flat mail drop shipping" is.

Use of Proceeds

11. Please relocate your "Use of Proceeds" section so that it appears somewhere in the document after the risk factors.

12. Please refer to Rule 170 under the Securities Act. You may not include information purporting to give effect to the receipt and application of any part of the proceeds from the sale of your securities unless the securities are being offered to investors through underwriters on a firm commitment basis. Please revise the disclosure in this section accordingly. The revised disclosure should indicate the priority of each purpose if all of the securities are not sold. Also, disclose how proceeds will be allocated at various aggregate levels of proceeds. For example, $500,000, $1million, etc. Please see Item 504 of Regulation S-B.

Risk Factors - page 2

13. You state that MailTec`s business is subject to "numerous risk factors, including the following..." This suggests that you have not included all material risks relating to an investment in your company. Please revise the disclosure to eliminate this suggestion and confirm to us that you have included all material risks.

14. On the whole, the information in your risk factors is too vague and ambiguous to be meaningful to potential investors. Please revise them so that they explain how each risk applies to an investment in your business, specifically. Each risk factor should contain a factual context, quantified to the extent practicable, sufficient to enable an investor to evaluate the risk and its consequences for the company.

Our cash balances held with certain banks may exceed the insurance limits...

15. Please clarify what you mean by "U.S. Bank." Also, clarify whether you currently maintain accounts above the $100,000 limit.
Please explain why this is a risk to you and why you cannot deposit funds in more than one bank.

We are in an intensely competitive industry...

16. Please quantify the number of your competitors and identify your
most significant ones by name.   You should identify specifically
which ones are local, regional and national competitors. Also, identify specifically, the geographical area in which you will conduct your business.

17. You say that you may not be able to compete on price with your competitors. Please expand the risk factor to explain the basis on which you expect to compete.

18. Please explain briefly here, and in more detail in the business discussion, why you believe you can compete successfully in such an intensely competitive industry, particularly one that you have identified as undergoing rapid consolidation and one in which combined entities are, as you indicate, "competing aggressively for business at low rates." It is not clear from the risk factor, or the discussion in the Business section, what you have to offer that will distinguish you from other businesses in your industry, and, in particular, what about your proposed operations will enable you to compete in such an environment.

19. You identify the U.S. Postal Services as a competitor, but you do not explain how the postal service will compete. We are not aware that the postal service provides the kinds of services that you intend to offer. Please explain this briefly here, and in greater detail in the business section. Also, explain what you mean specifically when you say that the postal service may be able to obtain government subsidies or to subsidize operating costs through profits from their monopoly operations. Isn`t the post office a self-funded governmental body?

20. The discussion under "Business Operations" indicates that your "core business" will be the preparation of bulk mail for delivery to the postal service`s Denver Sectional Center Facility and that it will be the post office, not you, that actually delivers the mail you prepare. Please ensure that this is clearly described in the risk factor.

Strikes, work stoppages and slowdowns by our employees can negatively affect our results of operations.

21. We don`t understand what information you are trying to convey with the statement that "As our competitors have grown in size and strength, we face permanent loss of customers if we are unable to provide uninterrupted service." Please revise the disclosure to clearly explain what you mean by this statement. The revised disclosure should clearly indicate that you currently have no operations.

22. This risk factor seems to assume the existence of a bargaining unit even though you currently have no employees. The revised disclosure should explain why you are making this assumption about your future operations. We may have further comment.

Our failure to comply with applicable government regulation could result in substantial fines or possible revocation of our authority to conduct our operations

23. Your readers are not likely to know what regulations you are subject to. Please specifically identify the most significant of them, and briefly explain how a failure to comply with them could adversely affect your operations.

24. In the subheading you refer to your "authority to conduct our operations." Please explain where this authority comes from and whether you currently have all of the "authority" you need to conduct your operations. If not, please explain, briefly, what you need to do to obtain this "authority" and how long it will take. In addition, provide a more detailed discussion the Business section.

Economic and other conditions in the international markets in which we operate can affect demand for our services and our results of operations.

25. The statements you make in this risk factor are inconsistent with the statements on the previous page regarding your competition. There, you indicate that you will compete primarily in the United States. Please reconcile the inconsistent statements in the two risk factors.

26. The information in the risk factor is too vague to be meaningful.
Please explain why you may experience adverse tax consequences, for example, and what you mean by "currency exchange and inflation risks."

Increases in aviation and motor fuel prices can negatively affect our results of operations.

27. Please identify the "entities" that you utilize "to forward our mail to zip codes out of our region. Also, you refer to "our aircraft" but we are unable to locate any disclosure in the document about aircraft that you own or expect to purchase. Please revise the risk factor to explain specifically what you are referring to.

28. You say that you "cannot assure" readers that your supply of these products will continue uninterrupted. This implies that you currently have such a supply. Please identify the arrangements you have made for the supply of these fuels. If you have none, discuss the risk you face without such an arrangement. In addition, provide a more detailed discussion of this in the Business section.

Our operating results are subject to cyclical and seasonal fluctuations.

29. Please identify the types of industries and customers that experience significant fluctuations in demand. Also, since you have no operations, it is inappropriate to state that you "serve numerous industries and customers..."

30. You refer to "in-house research" indicating that you will experience your best operating results in the second and fourth quarters of each year. Please provide us with a copy of this research marked to show the location of the information you are relying on in support of the statements in this risk factor.

The Distribution

31. We note that you discuss the distribution of the shares being registered in multiple places in the prospectus. Please provide all of the information about the three different plans of distribution in a single place in the prospectus, under appropriate subheadings.

32. Please expand the discussion to explain why it was necessary for
Oakwood to obtain the approval of its independent directors for the distribution of the Mailtec shares. Also, explain why Oakwood determined that it would be in the best interest of MailTec to distribute the shares to the Oakwood shareholders.

33. Please explain how the distribution of a total of 73,064 shares of Mailtec stock to 490 persons is likely to create a market for the
MailTec shares.

34. Please tell us why you have not included ownership information for the Mailtec shares being dividended by Oakwood, or revise the document to include that information.

Selling Security Holder

35. Instead of referring to the "selling security holder" in this discussion, identify him by name. Also identify his position with, and his interest in, the company.

36. It appears that the selling security holder has a conflict of interest in regards to the sale of these shares, as he is also going to be the person offering the 1, 250,000 shares being registered for sale by the company. Please discuss this conflict and explain how it will be resolved.

37. Expand the discussion to discuss the application of Regulation M to the sale of these securities at the same time as the selling security holder is offering securities on behalf of the company.

Business Operations

38. Please provide the factual basis for your claim that the use of your services, rather than the use of First-Class mail will result in savings to your customers of "up to 30%." Is this the amount of the discount the postal service gives for presorted standard-drop shipments of first-class mail?

39. Please explain the significance of your statement that Mailtec has no plans to become automated within the next twelve months. Please explain what "automated" refers to in the context of your proposed business. Explain how you will perform your proposed services in the absence of automation. We may have additional comments.

40. You say that you pick up, sort and transport mail "into the destination United States Postal Service facility closest to the ultimate delivery point." This statement is inconsistent with the statement above that you will be delivering the mail to the Denver Sectional Facility. Does this mean that you will only be serving the
Denver area? If so, you should revise the disclosure to clearly indicate that local nature of the services you will provide.

41. You refer to "certified mailing professionals" and indicate that you will use them to assist in identifying customer opportunities. Please explain what this certification consists of, what these individuals do, and whether you currently have arrangements with any.
If so, please discuss the material terms of your agreements with them.

42. You include a list of "benefits" that you will provide to customers that you say are not available through traditional mailing methods. However, most of them appear to require "automation" of some sort to implement. Please explain how you will implement these services in the absence of automation.

43. Please expand the disclosure to explain what a "National Account" of the postal service is and why it will be beneficial to your business. Also, discuss what the requirements for acquiring this status are, and what you mean when you say that each year of renewal
"solidifies the intent of the USPS to continue to develop joint marketing programs and offer new products."

44. Please describe the transportation arrangements you have with regional airlines, UPS, Federal Express and Airborne Express and discuss how you will pay for them.

45. In the section called "MailTec Process" you refer to security measures that have been developed by "team experts." Please identify who these experts are.

Market Overview and Strategy

46. Please provide us with a copy of the document you are relying on for the statistical information presented in the first paragraph.
Please mark it to show the location of the information you are citing.

47. It is not clear how the statistical information you cite relates to your proposed business. Please expand the discussion to explain the significance of the statistical information.

Customer Profile

48. Please provide us with a copy of the document you are relying on for the demographic information presented in the last paragraph of this section. Please mark it to show the location of the information you are citing.

49. Please expand the disclosure to explain the significance of the demographic information to your proposed business operations.

Reports to Security Holders

50. Please provide us with the basis for your statement that you will not be required to deliver your annual or quarterly reports to security holders.

Use of Proceeds

51. Please tell us what "Non-Affiliate Salaries"  and "Expansion
Capital" refer to.

Management`s Discussion and Analysis

Trends and Uncertainties

52. Please include a risk factor discussing the potential adverse consequences of a reduction in the discounts provided by the postal service.

Management

53. You indicate that the number of authorized directors is five, but you only have three. Please discuss your intentions regarding the appointment/election of additional directors.

54. Please expand the discussion concerning Mr. Corace`s experience to briefly indicate the revenues and net earnings (losses) of Makepiece Capital during the last year of Mr. Corace`s presidency. In addition, you refer to Mr. Corace`s status of semi-retirement for the period of September 2000 to February 2004. Please expand the discussion to indicate in what business he was partially engaged during this time period as well as the eriod of February 2004 to the present.

Option/SAR Grants in Last Three Fiscal Years

Option/SAR Grants in Last Fiscal Year

55. The tables identified above are blank. Please confirm that this is intentional and that no grants required to be disclosed have been made. If true, also include a statement to that effect in the prospectus.

Exhibits

56. Please file your SBA loan agreement and your agreement with Oakwood as exhibits to the registration statement.

Financial Statements

57. Please provide updated interim financial information in accordance with Item 310(g) of Regulation S-B.

58. Please tell us if the shares issued for cash, financial services and administrative services were issued to related parties.
Please
progressively bridge the fair market value of the shares issued in the year ended March 31, 2005 with the current issuance price of $2.50.





*	*	*	*	*



As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Todd Sherman at 202-551-366559 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director

Cc:	Ms. Jody Walker, Esq.
	7841 South Garfield Way
	Littleton, Colorado  80122
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W. Ross C. Corace
MailTec, Inc.
September 8, 2005
Page 11